UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to
Receive Notices and Communications)

January 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826209	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,467,707 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,467,707 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,467,707 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.64% (1)
14.	TYPE OF REPORTING PERSON IA; OO

(1) Comprised of 16,467,707 shares of Common Stock issuable upon conversion of 131,576.98 shares of Series B Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). Any fractional shares of Common Stock issuable upon conversion have been rounded to the nearest share. The terms of the Series B Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,467,707 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,467,707 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,467,707 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.64% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 16,467,707 shares of Common Stock issuable upon conversion of 131,576.98 shares of Series B Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). Any fractional shares of Common Stock issuable upon conversion have been rounded to the nearest share. The terms of the Series B Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,467,707 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,467,707 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,467,707 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.64% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 16,467,707 shares of Common Stock issuable upon conversion of 131,576.98 shares of Series B Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). Any fractional shares of Common Stock issuable upon conversion have been rounded to the nearest share. The terms of the Series B Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,467,707 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,467,707 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,467,707 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.64% (1)
14.	TYPE OF REPORTING PERSON HC; IN

(1) Comprised of 16,467,707 shares of Common Stock issuable upon conversion of 131,576.98 shares of Series B Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). Any fractional shares of Common Stock issuable upon conversion have been rounded to the nearest share. The terms of the Series B Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

item 1.	security and issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2021 as amended on November 16, 2021, October 10, 2023 and December 15, 2023 (together with this Amendment No. 4, the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Comtech Telecommunication Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company is 68 South Service Road, Suite 230, Melville, New York 11747. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. This Statement relates to shares of Common Stock (the “Shares”) held for the accounts of each of: Magnetar Structured Credit Fund, LP, a Delaware limited partnership (“Magnetar Structured”), Magnetar Longhorn Fund LP, a Delaware limited partnership (“Magnetar Longhorn”), Purpose Alternative Credit Fund - F LLC, a Delaware limited liability company (“Purpose Alternative F”), Purpose Alternative Credit Fund - T LLC, a Delaware limited liability company (“Purpose Alternative T”), Magnetar Lake Credit Fund LLC, a Delaware limited liability company (“Magnetar Lake”), Magnetar Alpha Star Fund LLC, a Delaware limited liability company (“Magnetar Alpha Star”) and Magnetar Capital Fund II LP, a Delaware limited partnership (“Capital Fund II” and, together with Magnetar Structured, Magnetar Longhorn, Purpose Alternative F, Purpose Alternative T, Magnetar Lake and Magnetar Alpha Star, the “Funds”).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 22, 2024, the Company entered into a Subscription and Exchange Agreement (the “Subscription and Exchange Agreement”) with the Funds and White Hat Capital Partners LP (each, an “Investor” and collectively, the “Investors”), relating to (i) the issuance and sale of 45,000 shares of a new series of the Company’s Series B Convertible Preferred Stock, par value $0.10 per share, titled the “Series B Convertible Preferred Stock” (the “Series B Convertible Preferred Stock”), for an aggregate purchase price of $45,000,000, or $1,000 per share (the “Primary Issuance”), (ii) the exchange of 100,000 shares of the Company’s Series A-1 Convertible Preferred Stock, par value $0.10 per share (the “Series A-1 Convertible Preferred Stock”), for 115,721.22 shares of Series B Convertible Preferred Stock (the “Exchange”) and (iii) the issuance to the Investors of 5,400 shares of Series B Convertible Preferred Stock in lieu of cash for certain expense reimbursements (the “Additional Issuance” and, together with the Primary Issuance and the Exchange, the “Issuance”). Of the 166,121.22 shares of Series B Convertible Preferred Stock, the Funds were issued 136,816.44 shares of Series B Convertible Preferred Stock, consisting of (i) 37,570.74 shares of Series B Convertible Preferred Stock held for the benefit of Magnetar Structured, (ii) 12,255.11 shares of Series B Convertible Preferred Stock held for the benefit of Magnetar Longhorn, (iii) 21,595.13 shares of Series B Convertible Preferred Stock held for the benefit of Purpose Alternative F, (iv) 3,419.15 shares of Series B Convertible Preferred Stock held for the benefit of Purpose Alternative T, (v) 48,549.22 shares of Series B Convertible Preferred Stock held for the benefit of Magnetar Lake, (vi) 12,437.60 shares of Series B Convertible Preferred Stock held for the benefit of Magnetar Alpha Star, and (vii) 989.49 shares of Series B Convertible Preferred Stock held for the benefit of Capital Fund II. On January 22, 2024 (the “Closing Date”), pursuant to the terms of the Subscription and Exchange Agreement, the Investors and the Company consummated the Issuance. As a result of the Exchange, no shares of Series A-1 Convertible Preferred Stock remain outstanding.

Designation of Series B Convertible Preferred Stock

The Series B Convertible Preferred Stock will rank senior to the shares of Common Stock, with respect to the payment of dividends and the distribution of assets upon a liquidation, dissolution or winding up of the Company. The Series B Convertible Preferred Stock will initially have a liquidation preference of $1,000 per share. Holders of the Series B Convertible Preferred Stock will be entitled to a cumulative dividend (the “Dividend”) at the rate of 9.00% per annum, compounding quarterly, paid-in-kind, or 7.75% per annum, compounding quarterly, paid in cash, at the Company’s election. For any quarter in which the Company elects not to pay the Dividend in cash with respect to a share of Series B Convertible Preferred Stock, such Dividend will become part of the liquidation preference of such share, as set forth in the Certificate of Designations designating the Series B Convertible Preferred Stock, which was filed by the Company with the Secretary of State of the State of Delaware on the Closing Date (the “Certificate of Designations”). In addition, no dividend or other distribution on the Common Stock will be declared or paid on the Common Stock unless, at the time of such declaration and payment, an equivalent dividend or distribution is declared and paid on the Series B Convertible Preferred Stock (the “Participating Dividend”), provided that in the case of any such dividend in the form cash, in lieu of a cash payment, such Participating Dividend will become part of the liquidation preference of the shares of Series B Convertible Preferred Stock, as set forth in the Certificate of Designations.

Conversion Rights and Mandatory Conversion

The Series B Convertible Preferred Stock will be convertible into shares of Common Stock at the option of the holders thereof at any time. At any time after July 22, 2027, the Company has the right to mandatorily convert the Series B Convertible Preferred Stock, subject to certain restrictions based on the price of the Common Stock in the preceding thirty (30) trading days. The conversion price for the shares issued in the Issuance is $7.99, subject to certain adjustments set forth in the Certificate of Designations (as adjusted, the “Conversion Price”).

Voting and Consent Rights

Holders of the Series B Convertible Preferred Stock will be entitled to vote with the holders of the Common Stock on an as-converted basis. Holders of the Series B Convertible Preferred Stock will be entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on the Series B Convertible Preferred Stock, authorizations or issuances of securities of the Company (other than the issuance of up $50,000,000 of shares of Common Stock), the payment of dividends, related party transactions, repurchases or redemptions of securities of the Company, dispositions of businesses or assets, the incurrence of indebtedness and amendments to the Company’s Third Amended and Restated Credit Agreement, dated as of November 7, 2023, by and among the Company and the lenders party thereto (the “Credit Agreement”) on terms and conditions that, taken as a whole, (A) are materially different from the existing Credit Agreement or (B) adversely affect the ability of the Company to perform its obligations in connection with an optional repurchase of the Series B Convertible Preferred Stock, in each case, subject to the exceptions and qualifications set forth in the Certificate of Designations.

Repurchase Rights

Each Investor will have the right to require the Company to repurchase such Investor’s Series B Convertible Preferred Stock either (a) on or after October 31, 2028 or (b) upon the consummation of an Asset Sale (as defined in the Certificate of Designations) meeting certain criteria, in either case, at a price and on the terms set forth in the Certificate of Designations. The Company will have the right to repurchase all, or less than all, of the shares of Series B Convertible Preferred Stock upon the consummation of an Asset Sale meeting the same criteria, at a price and on the terms set forth in the Certificate of Designations.

In addition, each Investor will have the right to cause the Company to repurchase its shares of Series B Convertible Preferred Stock in connection with a Change of Control, at a price and on the terms set forth in the Certificate of Designations.

Warrant

Upon the occurrence of a repurchase by an Investor or the Company as described above, the Company will issue to each Investor whose shares of Series B Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (a “Warrant”). A Warrant will represent the right to acquire Common Stock, as further described in the Subscription and Exchange Agreement, for a term of five years and six months from the issuance of such Warrant at an initial exercise price equal to the Conversion Price on the date of issuance of such Warrant, subject to certain adjustments.

Right to Nominate Director

For so long as the Investors (or their permitted transferees) own beneficially and of record an amount of Series B Convertible Preferred Stock with an aggregate Liquidation Preference equal to at least $50,000,000 (including the Liquidation Preference of any shares of Series B Convertible Preferred Stock previously held that were subsequently converted into shares of Common Stock for so long as the Investors (or their permitted transferees) continue to own beneficially and of record such shares of Common Stock), the Investors representing at least a majority of the outstanding shares of Series B Convertible Preferred Stock then outstanding will have the right to nominate one person to serve on the Board of Directors of the Company (the “Board”).

Standstill

Until the earliest to occur of (a) January 22, 2025, with respect to clause (2) below and, otherwise, January 22, 2026, (b) the occurrence of a Bankruptcy Event (as defined in the Credit Agreement) and (c) certain Events of Default (as defined in the Credit Agreement), subject to the qualifications set forth in the Subscription and Exchange Agreement, the Investors will be subject to certain standstill restrictions pursuant to which the Investors will be restricted, among other things and subject to certain customary exceptions, from (1) acquiring more than a specified amount of the Company’s outstanding Common Stock or securities exchangeable for or convertible into the Common Stock, (2) entering into any derivative or other convertible instruments, hedging contracts or other derivative securities or similar instruments related to the purchase or sale of Common Stock, (3) making, participating in or encouraging any proxy solicitation or submitting any shareholder proposal to the Company, (4) publicly proposing any change of control or other material transaction involving the Company, (5) encouraging or entering into any agreements with any person with respect to any of the foregoing, (6) purchasing, selling or otherwise trading debt securities of the Company if as a result such Investor would beneficially own 19.99% of the Company’s outstanding debt securities or (7) taking any action that would require the Company to make a public announcement regarding any of the foregoing.

Transfer Restrictions

Until the earliest of (a) January 22, 2025 and (b) termination of the standstill provisions (as described above), the Investors will be restricted from transferring the Series B Convertible Preferred Stock, subject to certain specified exceptions.

Voting Agreements

In connection with the closing of the Issuance, the Company entered into Voting Agreements with each of the Investors (together, the “Voting Agreements”), pursuant to which the Investors agreed, among other things, subject to the qualifications and exceptions set forth in the Voting Agreements, to vote their shares of Series B Convertible Preferred Stock in the same proportion as the vote of all holders (excluding the Investors) of the Series B Convertible Preferred Stock or Common Stock, as applicable, with respect to any shares of Series B Convertible Preferred Stock or shares issued upon conversion of the Series B Convertible Preferred Stock that would exceed, in the case of Magnetar, 16.50% of the Company’s outstanding voting power and, in the case of White Hat, 3.4999% of the Company’s outstanding voting power. In connection with the Issuance, the existing amended and restated voting agreements, each dated as of November 10, 2021, by and between the Company and the Investors party thereto (collectively, the “Prior Voting Agreements”), were terminated.

Registration Rights Agreement

In connection with the closing of the Issuance, the Company entered into a Registration Rights Agreement with the Investors, pursuant to which the Company granted the Investors certain customary registration rights with respect to shares of Series B Convertible Preferred Stock and Common Stock issuable upon conversion of Series B Convertible Preferred Stock.

The foregoing descriptions of the Subscription and Exchange Agreement, Certificate of Designations, Warrant, Voting Agreement, and Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this Amendment No. 4 as Exhibits 1 through 5, which are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on December 7, 2023 that 28,478,950 shares of Common Stock were issued and outstanding as of December 1, 2023.

(a) and (b) The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(c) None.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 of this Amendment No. 4 are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description

Exhibit 1	Subscription and Exchange Agreement, dated January 22, 2024, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 23, 2024).

Exhibit 2	Certificate of Designations designating the Series B Convertible Preferred Stock of Comtech Telecommunications Corp., dated January 22, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 23, 2024).

Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on January 23, 2024).

Exhibit 4	Form of Voting Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on January 23, 2024).

Exhibit 5	Registration Rights Agreement, dated as of January 22, 2024, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on January 23, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     January 24, 2024

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

/s/ Hayley Stein
Attorney-in-fact for David J. Snyderman